  Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the six-month periods ended June 30, 2019 and 2018, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 28 BEGINNING JANUARY 1, 2019

FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered (Note 13)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF INCOME
for the six-month period ended June 30, 2019

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
		ARS 000	ARS 000	ARS 000	ARS 000
CONTINUING OPERATIONS

Revenues	4	12,647,847	6,483,290	5,819,232	3,350,169
Cost of sales	Exhibit F	(7,285,180)	(3,316,960)	(3,278,035)	(1,799,331)
Gross income		5,362,667	3,166,330	2,541,197	1,550,838

Administrative and selling expenses	Exhibit H	(918,486)	(759,657)	(420,721)	(409,329)
Other operating income	5.1	3,942,545	8,213,452	748,582	7,436,146
Other operating expenses	5.2	(71,196)	(123,586)	(43,689)	(88,086)
CVO receivables update	7.1	-	13,485,342	-	-
Operating income		8,315,530	23,981,881	2,825,369	8,489,569

Loss on net monetary position		(2,640,986)	(1,107,911)	(1,180,397)	(768,556)
Finance income	5.3	974,861	1,674,760	556,133	1,384,950
Finance expenses	5.4	(2,202,742)	(2,928,168)	(588,631)	(2,192,066)
Share of the profit of associates		345,005	663,139	239,147	483,550
Income before income tax from continuing operations		4,791,668	22,283,701	1,851,621	7,397,447

Income tax for the period	6	(2,092,719)	(5,928,863)	(499,579)	(2,640,386)
Net income for the period from continuing operations		2,698,949	16,354,838	1,352,042	4,757,061

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	14	-	338,055	-	-
Net income for the period		2,698,949	16,692,893	1,352,042	4,757,061

Attributable to:
Equity holders of the parent		2,538,352	17,075,995	1,158,508	5,066,891
Non-controlling interests		160,597	(383,102)	193,534	(309,830)
		2,698,949	16,692,893	1,352,042	4,757,061

Basic and diluted earnings per share (ARS)		1.69	11.34	0.77	3.37
Basic and diluted earnings per share from continuing operations (ARS)		1.69	11.12	0.77	3.37

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended June 30, 2019

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
		ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period		2,698,949	16,692,893	1,352,042	4,757,061

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	5.5	-	(391,691)	-	(347,762)
Income tax related to loss on financial assets at fair value through other comprehensive income	6	-	137,091	-	121,717
Other comprehensive income (loss) to be reclassified to income in subsequent periods		-	(254,600)	-	(226,045)
Other comprehensive income for the period		-	(254,600)	-	(226,045)
Total comprehensive income for the period		2,698,949	16,438,293	1,352,042	4,531,016

Attributable to:
- Equity holders of the parent		2,538,352	16,821,395	1,158,508	4,840,846
- Non-controlling interests		160,597	(383,102)	193,534	(309,830)
		2,698,949	16,438,293	1,352,042	4,531,016

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at June 30, 2019

		06-30-2019	12-31-2018
	Notes	Unaudited	Audited
		ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	Exhibit A	46,137,428	27,623,777
Intangible assets		2,521,048	2,735,844
Investment in associates		2,699,274	2,446,057
Trade and other receivables	7.1	18,543,174	20,406,830
Other non-financial assets	8.1	474,706	272,907
Inventories		93,442	91,420
		70,469,072	53,576,835
Current assets
Inventories		334,285	270,387
Other non-financial assets	8.1	274,849	606,062
Trade and other receivables	7.1	10,354,555	12,949,226
Other financial assets	7.5	2,001,169	2,404,798
Cash and cash equivalents		811,641	281,467
		13,776,499	16,511,940
Total assets		84,245,571	70,088,775

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		14,344,934	14,344,934
Legal reserve		1,892,764	469,291
Voluntary reserve		21,982,212	5,393,490
Retained earnings		2,538,352	18,012,195
Equity attributable to holders of the parent		42,272,284	39,733,932
Non-controlling interests		880,872	572,457
Total equity		43,153,156	40,306,389

Non-current liabilities
Other non-financial liabilities	8.2	3,328,954	2,397,765
Other loans and borrowings	7.3	19,469,564	6,369,977
Borrowings from CAMMESA	7.4	1,175,585	1,229,315
Compensation and employee benefits liabilities	8.3	152,894	181,734
Deferred income tax liabilities	6	5,471,376	5,867,388
		29,598,373	16,046,179
Current liabilities
Trade and other payables	7.2	3,259,646	2,117,490
Other non-financial liabilities	8.2	1,247,311	2,033,073
Borrowings from CAMMESA	7.4	1,919,431	2,219,087
Other loans and borrowings	7.3	3,311,578	823,377
Compensation and employee benefits liabilities	8.3	389,123	478,808
Income tax payable		773,970	5,406,449
Provisions	Exhibit E	592,983	657,923
		11,494,042	13,736,207
Total liabilities		41,092,415	29,782,386
Total equity and liabilities		84,245,571	70,088,775

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2019

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	14,344,934	469,291	5,393,490	18,012,195	39,733,932	572,457	40,306,389

Net income for the period	-	-	-	-	2,538,352	2,538,352	160,597	2,698,949
Total comprehensive income for the period	-	-	-	-	2,538,352	2,538,352	160,597	2,698,949

Increase in legal reserve	-	-	1,423,473	-	(1,423,473)	-	-	-
Increase in voluntary reserve	-	-	-	16,588,722	(16,588,722)	-	-	-
Contributions from non-controlling interests	-	-	-	-	-	-	154,297	154,297
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	(18,484)	(18,484)
Share-based payments	-	-	-	-	-	-	12,005	12,005
As of June 30, 2019 (1)	1,514,022	14,344,934	1,892,764	21,982,212	2,538,352	42,272,284	880,872	43,153,156

(1)
A subsidiary holds 8,851,848 common shares.
(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2018

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	14,344,934	198,835	1,248,373	2,700,675	254,600	20,261,439	585,960	20,847,399

Net income for the period				-	17,075,995	-	17,075,995	(383,102)	16,692,893
Other comprehensive income for the period	-	-	-	-	-	(254,600)	(254,600)	-	(254,600)
Total comprehensive income for the period	-	-	-	-	17,075,995	(254,600)	16,821,395	(383,102)	16,438,293

Increase in legal reserve	-	-	270,408	-	(270,408)	-	-	-	-
Increase in voluntary reserve	-	-	-	4,145,122	(4,145,122)	-	-	-	-
Dividends in cash	-	-	-	-	(1,747,902)	-	(1,747,902)	-	(1,747,902)
Contributions from non-controlling interests	-	-	-	-	-	-	-	66,302	66,302
Share-based payments	-	-	-	-	-	-	-	3,970	3,970
As of June 30, 2018 (1)	1,514,022	14,344,934	469,243	5,393,495	13,613,238	-	35,334,932	273,130	35,608,062

(1) A subsidiary holds 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30, 2019

	06-30-2019	06-30-2018
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax from continuing operations	4,791,668	22,283,701
Income for the period before income tax from discontinued operations	-	402,485
Income for the period before income tax	4,791,668	22,686,186

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	646,773	554,966
Disposal of property, plant and equipment	-	66,487
Amortization of intangible assets	221,604	201,710
Discount of accounts receivables and payables, net	27	(1,044)
CVO receivables update	-	(13,485,342)
Interest earned from customers	(1,788,213)	(506,692)
Finance income	(974,861)	(1,674,760)
Finance expenses	2,202,742	2,928,168
Share of the profit of associates and subsidiaries	(345,005)	(663,139)
Share-based payments	12,005	3,970
Movements in provisions and long-term employee benefit plan expense	77,343	78,479
Foreign exchange difference for trade receivables	(2,153,790)	(7,483,581)
Income from the sale of La Plata plant	-	(573,466)
Loss on net monetary position	(2,690,629)	(2,084,458)

Working capital adjustments:
Decrease in trade and other receivables	6,553,551	1,708,988
(Increase) Decrease in other non-financial assets and inventories	63,495	(144,240)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	427,749	883,520
	7,044,459	2,495,752
Interest received from customers	1,699,002	27,102
Income tax paid	(6,131,608)	(2,581,752)
Net cash flows provided by (used in) operating activities	2,611,853	(58,898)

Investing activities
Purchase of property, plant and equipment	(5,594,685)	(1,740,242)
Acquisition of Thermal Station Brigadier López (Note 11.4)	(6,736,771)	-
Cash flows generated from the sale of the La Plata plant	-	766,137
Dividends received	93,278	1,080,625
Sale of available-for-sale financial assets, net	496,232	1,733,910
Net cash flows (used in) provided by investing activities	(11,741,946)	1,840,430

Financing activities
Bank and investment accounts overdrafts received (paid), net	575,627	8,794
Long-term loans received	10,375,493	5,254,550
Long-term loans paid	(369,275)	(2,969,886)
Interest and other financial costs paid	(1,154,219)	(136,205)
Contributions from non-controlling interests	154,297	66,302
Dividends paid	(18,484)	(1,747,902)
Net cash flows provided by financing activities	9,563,439	475,653

Increase in cash and cash equivalents	433,346	2,257,185
Exchange difference and other financial results	6,445	1,224,415
Monetary results effect on cash and cash equivalents	90,383	508,569
Cash and cash equivalents as of January 1	281,467	160,183
Cash and cash equivalents as of June 30	811,641	4,150,352

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six-month period ended June 30, 2019

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

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Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

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Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 500 MW and a steam generating capacity of 150 tons per hour.

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The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

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The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

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The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280 MW (open-cycle operation). See Note 11.4.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 99 MW and 48 MW, respectively. In this sense, on July 17, 2019 the wind form “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 15,75 MW.

The issuance of Group’s condensed consolidated financial statements of the six-month period ended June 30, 2019 was approved by the Company’s Board of Directors on August 12, 2019.

1.1.
Overview of Argentine Electricity Market

Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution no. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commences on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 19: Energy Sale:

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The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

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The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

-
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

-
Some minimum values of offered availability are reduced. Its compliance is subject to the foregoing prices.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

-
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

To date, the energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

As at December 31, 2018, conditions are met for the Company´s consolidated financial statements for the year ended on such date and subsequent dates to incorporate the inflation adjustment established on IAS 29 “Financial Reporting in Hyperinflationary Economies”. The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2018.

2.2.
Basis of presentation and consolidation

These condensed consolidated financial statements for the six-month period ended June 30, 2019 were prepared applying IAS 34.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2018.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2018 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2018.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

2.2.1.
Measuring unit

The condensed consolidated financial statements as at June 30, 2019, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The inflation was 22.4% and 16% in the six-month periods ended June 30, 2019 and 2018, respectively.

2.3.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2019, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right- of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

As of June 30, 2019, these changes did not have significative effects on the Group.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.

As of June 30, 2019, these changes did not have significative effects on the Group.

2.4.
Business combination

As described in Note 11.4, on June 14, 2019, the Company acquired the Thermal Station Brigadier López (“the Station”) and the real estate on which the Station is located. The fair value of the identifiable assets and liabilities transferred at the date of the acquisition, which was determined temporarily in accordance with IFRS 3, is as follows:

ARS 000
Assets

Property, plant and equipment	13,572,364
Trade and other receivables, net	247,307
13,819,671

Liabilities

Other loans and borrowings	(6,707,722)
Compensation and employee benefits liabilities	(7,183)
(6,714,905)

Total identifiable net assets measured at fair value	7,104,766

The business combination was accounted using the “acquisition method” set forth in IFRS 3. Even though the legal, economic-financial, tax, technical effects and any other effects produced after the execution of the transference agreement, were deemed as produced as from April 1, 2019, the Company considered, in order to comply with IFRS 3, that the acquisition date was June 14, 2019; thus, the Company has recognized the business combination as from that date. As a result of the application of such method, the Company considers that the consideration paid is similar to the fair value of the assets and liabilities acquired at the acquisition date. As of the date of these financial statements, the final valuations of the fair value have not been defined, therefore the value of the assets and liabilities transferred could be adjusted within the year after the acquisition date, in accordance to IFRS 3.

The results of the operation of the Station and the results related to the financial debt, accrued after the acquisition date, have been included in these financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

3.
Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the six-month periods ended June 30, 2019 and 2018:

06-30-2019	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	12,337,862	10,625,946	627,895	(10,943,856)	12,647,847
Cost of sales	(7,047,986)	(7,963,645)	(433,177)	8,159,628	(7,285,180)
Administrative and selling expenses	(918,486)	(1,354,753)	-	1,354,753	(918,486)
Other operating income	3,936,987	370,906	5,558	(370,906)	3,942,545
Other operating expenses	(58,156)	(23,811)	(13,040)	23,811	(71,196)

Operating income	8,250,221	1,654,643	187,236	(1,776,570)	8,315,530

Other (expenses) income	(5,939,401)	(844,406)	(77,576)	1,244,802	(5,616,581)

Net income for the segment	2,310,820	810,237	109,660	(531,768)	2,698,949
Share in the net income for the segment	2,310,820	325,834	62,295	-	2,698,949

06-30-2018	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	6,113,625	9,606,192	596,825	(9,833,352)	6,483,290
Cost of sales	(3,151,288)	(6,158,118)	(361,310)	6,353,756	(3,316,960)
Administrative and selling expenses	(759,657)	(1,179,648)	-	1,179,648	(759,657)
Other operating income	8,213,431	113,746	21	(113,746)	8,213,452
Other operating expenses	(123,586)	(34,195)	-	34,195	(123,586)
CVO receivables update	13,485,342	-	-	-	13,485,342

Operating income	23,777,867	2,347,977	235,536	(2,379,499)	23,981,881

Other (expenses) income	(8,245,148)	(588,920)	17,323	1,189,702	(7,627,043)

Net income for the segment	15,532,719	1,759,057	252,859	(1,189,797)	16,354,838
Share in the net income for the segment	15,532,719	704,154	117,965	-	16,354,838

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

4.
Revenues

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues from Resolution 1, Resolution 19, SGE Resolution 70/2018, Resolution 95/2013 and amendments	11,118,761	5,742,455	5,057,663	2,821,858
Sales under contracts	1,112,395	188,644	545,502	100,010
Steam sales	106,706	138,116	52,672	69,238
Resale of gas transport and distribution capacity	116,147	243,047	60,766	188,035
Revenues from CVO thermal plant management	193,838	171,028	102,629	171,028
	12,647,847	6,483,290	5,819,232	3,350,169

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

5.
Other income and expenses

5.1.
Other operating income

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned from customers	1,788,213(1)	506,692(1)	1,449,392(3)	345,122(3)
Foreign exchange difference, net	2,153,790(2)	7,483,581(2)	(701,352)(4)	7,090,687(4)
Recovery of insurance	-	222,135	-	-
Others	542	1,044	542	337
	3,942,545	8,213,452	748,582	7,436,146

(1)
Includes 13,747 and 19,863 related to receivables under FONINVEMEM I and II Agreements for the six-month periods ended June 30, 2019 and 2018, respectively. It also includes 1,288,445 and 386,918 related to CVO receivables for the six-month periods ended June 30, 2019 and 2018, respectively.
(2)
Includes 199,385 and 491,178 related to receivables under FONINVEMEM I and II Agreements for the six-month periods ended June 30, 2019 and 2018, respectively. It also includes 2,078,633 and 6,302,916 related to CVO receivables for the six-month periods ended June 30, 2019 and 2018, respectively.
(3)
Includes 6,053 and 10,391 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended June 30, 2019 and 2018, respectively. It also includes 1,048,696 and 386,918 related to CVO receivables for the three-month periods ended June 30, 2019 and 2018, respectively.
(4)
Includes 67,548 and 396,340 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended June 30, 2019 and 2018, respectively. It also includes (745,183) and 6,302,916 related to CVO receivables for the three-month periods ended June 30, 2019 and 2018, respectively.

5.2.
Other operating expenses

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(56,161)	(55,902)	(30,326)	(30,090)
Charge related to the allowance for doubtful accounts	(1,053)	-	(940)	-
Others	(13,982)	(67,684)	(12,423)	(57,996)
	(71,196)	(123,586)	(43,689)	(88,086)

5.3.
Finance income

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	30,899	59,755	11,260	5,036
Net income on financial assets at fair value through profit or loss (1)	501,872	187,862	229,225	76,337
Foreign exchange differences	442,090	1,224,415	315,648	1,176,547
Net income on disposal of financial assets at fair value through other comprehensive income	-	202,728	-	127,030
	974,861	1,674,760	556,133	1,384,950

(1) Net of 48,339 and 19,519 corresponding to turnover tax for the six-month periods ended June 30, 2019 and 2018, respectively and net of 30,117 and 7,720 for the three-month periods ended June 30, 2019 and 2018, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

5.4.
Finance expenses

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(1,074,700)	(894,510)	(571,854)	(461,164)
Foreign exchange differences	(858,498)	(2,007,672)	179,991	(1,717,619)
Bank commissions for loans and others	(20,447)	(25,986)	(8,938)	(13,283)
Others	(249,097)	-	(187,830)	-
	(2,202,742)	(2,928,168)	(588,631)	(2,192,066)

5.5.
Movements from financial assets at fair value through other comprehensive income

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gain for the period	-	(188,963)	-	(220,367)
Reclassification adjustments to income	-	(202,728)	-	(127,395)
Loss for financial assets at fair value through other comprehensive income	-	(391,691)	-	(347,762)

6.
Income tax

The major components of income tax during the six-month periods ended June 30, 2019 and 2018, are the following:

Consolidated statements of income and comprehensive income Consolidated statement of income

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Current income tax
Income tax charge for the period	(2,510,344)	(5,024,413)	(907,772)	(2,506,079)
Adjustment related to current income tax for the prior period	21,613	(8,231)	21,613	(8,231)

Deferred income tax
Related to the net variation in temporary differences	396,012	(896,219)	386,580	(126,076)
Income tax	(2,092,719)	(5,928,863)	(499,579)	(2,640,386)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Consolidated statement of comprehensive income

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Income tax for the period related to items charged or credited directly to other comprehensive income
Deferred income tax	-	137,091	-	121,717
Income tax charged to other comprehensive income	-	137,091	-	121,717

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the six-month periods ended June 30, 2019 and 2018, is as follows:

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	4,791,668	22,283,701	1,851,621	7,397,447
Income before income tax from discontinued operations	-	402,485	-	-
Income before income tax	4,791,668	22,686,186	1,851,621	7,397,447

At statutory income tax rate of 30%	(1,437,500)	(6,805,855)	(555,486)	(2,219,234)
Share of the profit of associates	(2,409)	(75,985)	(7,281)	(71,016)
Effect related to statutory income tax rate change (1)	54,598	347,515	(14,134)	59,135
Effect related to the discount of income tax payable	(322,625)	658,555	(58,665)	24,937
Adjustment related to current income tax for the prior period	21,613	(8,231)	21,613	(8,231)
Income (loss) on net monetary position	(406,379)	(110,661)	114,384	(428,390)
Others	(17)	1,369	(10)	2,413
Income tax for the period	(2,092,719)	(5,993,293)	(499,579)	(2,640,386)

Income tax attributable to continuing operations	(2,092,719)	(5,928,863)	(499,579)	(2,640,386)
Income tax attributable to discontinued operations	-	(64,430)	-	-
	(2,092,719)	(5,993,293)	(499,579)	(2,640,386)

(1) Effect of applying the changes in the statutory income tax rate established by Law 27,430, as described in Note 20 to the issued consolidated financial statements of December 31, 2018, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	06-30-2019	12-31-2018	06-30-2019	06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Receivables and other non-financial liabilities	1,111	792	319	407
Provision for plant dismantling	-	-	-	(71,042)
Trade receivables	-	-	-	11,292
Other financial assets	(218,470)	(178,738)	(39,732)	48,891
Employee benefit liability	48,872	53,199	(4,327)	(7,386)
Provisions and others	105,472	83,806	21,666	(24,652)
Investments in associates	(606,588)	(511,135)	(95,453)	52,379
Property, plant and equipment - Material & spare parts	(3,755,791)	(3,737,032)	(18,759)	(161,407)
Intangible assets	(446,076)	(492,030)	45,954	68,921
Deferred tax income	(1,674,133)	(2,229,286)	555,153	(1,434,575)
Tax loss carry-forward	1,074,227	1,143,036	(68,809)	595,167
Deferred income tax (expense) income			396,012	(922,005)
Deferred income tax liabilities, net	(5,471,376)	(5,867,388)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	06-30-2019	12-31-2018
	ARS 000	ARS 000

Deferred income tax asset	1,229,682	1,280,833
Deferred income tax liability	(6,701,058)	(7,148,221)
Deferred income tax liability, net	(5,471,376)	(5,867,388)

Reconciliation of deferred income tax liabilities, net

	Consolidated statement of financial position
	06-30-2019	12-31-2018
	ARS 000	ARS 000

Amount at beginning of year	(5,867,388)	(4,708,949)

Deferred income tax recognized in profit or loss and in other comprehensive income during the period - continuing operations	396,012	(1,324,734)
Discontinued operations	-	186,102
Reclassification related to current income tax for the prior period	-	(19,807)
Amount at end of period/year	(5,471,376)	(5,867,388)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	06-30-2019	12-31-2018
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	18,543,131	20,406,777
Guarantee deposits	43	53
	18,543,174	20,406,830

Current:
Trade receivables - CAMMESA	10,145,677	12,613,711
Trade receivables - YPF SA and YPF Energía Eléctrica SA	100,592	92,853
Trade receivables - Large users	52,460	107,712
Receivables from associates and other related parties	38	1,341
Other receivables	60,544	138,142
	10,359,311	12,953,759

Allowance for doubtful accounts - Exhibit E	(4,756)	(4,533)
	10,354,555	12,949,226

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the six-month periods ended June 30, 2019 and 2018 collections of these receivables amounted to 445,149 and 188,955, respectively.

CVO receivables

As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2018, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the increase in value due to the novation of CVO receivables to US dollars as of March 20, 2018 (due to the combined effect of exchange rate variation and the application of LIBOR rate plus a 5% margin) reaches approximately 13,485,342 and it was recognized in the consolidated income statement for the six-month period ended June 30, 2018 under “CVO receivables update”.

CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

During the six-month period ended June 30, 2019, we received 3,931,849 as payment for the installments 11, 12, 13 and 14 and part of the installments 1 to 10 of the CVO receivables. After the end of such period, we received 1,186,306 from the aforementioned installments 15 and 1 to 10.

On July 26, 2019, CAMMESA notified the Company its intention to enter into a final agreement to pay off the remainder of the LVFVD receivables. As part of such agreement, the Company should waive any claim related to such credits. As of the date of these financial statements, the Company is evaluating the proposal presented by CAMMESA.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2018.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

06-30-19	28,897,729	28,139,128	739,889	-	3,297	4,641	10,774
12-31-18	33,356,056	33,320,150	2,514	26,324	1,351	124	5,593

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

7.2.
Trade and other payables

	06-30-2019	12-31-2018
	ARS 000	ARS 000
Current:
Trade and other payables	3,224,466	2,068,540
Insurance payable	5,516	3,710
Payables to associates	29,664	45,240
	3,259,646	2,117,490

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2018.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3.
Other loans and borrowings

	06-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3 and 7.3.5)	19,285,827	6,349,094
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	183,737	20,883
	19,469,564	6,369,977
Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3 and 7.3.5)	2,690,394	813,101
Bank and investment accounts overdrafts	621,184	10,276
	3,311,578	823,377

7.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in note 10.3.1 to the issued financial statements as at December 31, 2018. As of June 30, 2019, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at June 30, 2019, there are trade receivables with specific assignment for the amount of 620,658.

As of June 30, 2019, and as of December 31, 2018, the balance of these loans amounts to 6,152,835 and 6,299,436, respectively.

7.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 19.7 to the issued financial statements as at December 31, 2018.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at June 30, 2019, the Company has complied with that requirement.

On May 23, 2019, the first disbursement for USD 43.7 million was received and on July 26, 2019, a second disbursement for USD 4.9 million was received.

As at June 30, 2019, the balance of this loan amounts to 1.386.315.

7.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On June 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López (see Note 11.4), as well as to fund future capital expenses and other expenses.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin and it is amortizable quarterly in 5 equal and consecutive installments as from 18 months from the execution of the loan agreement.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at June 30, 2019, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed. As at June 30, 2019, the balance of the loan amounts to 7,525,239.

7.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

As of the date of these financial statements, the loan has not been disbursed by IFC and certain documents related to the guarantee to be granted by CPSA in regards to the payment obligations assumed by Vientos La Genoveva S.A.U. are in process of issuing.

7.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (the “Guarantee Agreement” - in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until the project reaches the commercial operation date) -, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been executed.

Pursuant to the Guarantee Agreement, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, CPSA, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As at June 30, 2019, the Company has complied with such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at June 30, 2019, the balance of this loan amounts to 522,809.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

7.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (the “Guarantee Agreement” - in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until the project reaches the commercial operation date) -, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been executed.

Pursuant to the Guarantee Agreement, among other obligations, CPSA has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, CPSA, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As at June 30, 2019, the Company has complied with such obligations.

On July 23, 2019, the loan funds were fully disbursed.

7.4.
Borrowings from CAMMESA

	06-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
CAMMESA loans	1,175,585	1,229,315

Current:
CAMMESA loans	583,525	908,947
CAMMESA prepayments	1,335,906	1,310,140
	1,919,431	2,219,087

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2018.

7.5. Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities and mutual funds is based on price quotations at the end of each reporting period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of June 30, 2019 and December 31, 2018:

	Fair value measurement using:
06-30-2019	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	814,531	814,531	-	-
Public debt securities	1,186,638	1,186,638	-	-
Total financial assets measured at fair value	2,001,169	2,001,169	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	183,737	-	183,737	-
Total financial liabilities measured at fair value	183,737	-	183,737	-

	Fair value measurement using:
12-31-2018	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	2,404,798	2,404,798	-	-
Total financial assets measured at fair value	2,404,798	2,404,798	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	20,883	-	20,883	-
Total financial liabilities measured at fair value	20,883	-	20,883	-

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2018.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	06-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Tax credits	470,291	267,621
Prepayments to vendors	4,415	5,286
	474,706	272,907
Current:
Upfront payments of inventories purchases	142,074	69,459
Prepayment insurance	85,103	231,128
Tax credits	11,133	287,172
Other	36,539	18,303
	274,849	606,062

8.2.
Other non-financial liabilities

	06-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
VAT payable	3,185,939	2,300,498
Tax on bank account transactions payable	143,015	97,267
	3,328,954	2,397,765
Current:
VAT payable	789,858	1,621,344
Turnover tax payable	23,210	7,809
Income tax withholdings payable	50,669	44,100
Concession fees and royalties	22,398	33,551
Tax on bank account transactions payable	88,127	89,351
Others	273,049	236,918
	1,247,311	2,033,073

8.3.
Compensation and employee benefits liabilities

	06-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	152,894	181,734

Current:
Vacation and statutory bonus	175,265	184,766
Contributions payable	79,139	78,125
Bonus accrual	132,820	212,100
Other	1,899	3,817
	389,123	478,808

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

9.
Equity reserves

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to 551,355, which was the value prior to the absorption of the accumulated negative unappropriated retained earnings resulting from the inflation-adjustment, which had been carried out according to the terms of RG no. 777/18 of the CNV, ii) to increase the legal reserve in the amount of 872,118 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 16,588,722 in order to improve the solvency of the Company.

10.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	06-30-2019	98	-	38	-
	06-30-2018	140	-	30	-
	12-31-2018	346	-	1,304	-

Distribuidora de Gas Cuyana S.A.	06-30-2019	-	172,869	-	29,116
	06-30-2018	-	98,745	-	35,510
	12-31-2018	-	366,514	-	38,288

Distribuidora de Gas del Centro S.A.	06-30-2019	-	-	-	-
	06-30-2018	-	-	-	2,149
	12-31-2018	-	-	-	-

Energía Sudamericana S.A.	06-30-2019	-	-	-	548
	06-30-2018	-	-	-	854
	12-31-2018	-	-	-	-

Transportadora de Gas del Mercosur S.A.	06-30-2019	-	-	-	-
	06-30-2018	8,784	-	28	-
	12-31-2018	11,910	-	37	-

Termoeléctrica Manuel Belgrano S.A.	06-30-2019	-	-	-	-
	06-30-2018	-	-	35,477	-
	12-31-2018	-	-	-	-

Related companies:

RMPE Asociados S.A.	06-30-2019	78	123,269	-	-
	06-30-2018	112	107,752	-	-
	12-31-2018	277	249,039	-	-

Coyserv S.A.	06-30-2019	-	12,353	-	-
	06-30-2018	-	3,194	-	-
	12-31-2018	-	77,477	-	6,952
Total	06-30-2019	176	308,491	38	29,664
	06-30-2018	9,036	209,691	35,535	38,513
	12-31-2018	12,533	693,030	1,341	45,240

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the six-month period ended June 30, 2019 and for the year ended December 31, 2018, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11.
Contracts, acquisitions and agreements

11.1.
Awarding of Renewable Energy Projects

On December 28, 2018, a decision was made at the Special Shareholders’ Meeting of CPR Energy Solutions S.A.U. (”CPRES”), an special purposes vehicle, subsidiary of CPR, which developed projects La Castellana II and Achiras II; the decision made implied a spin off, by means of which CPRES’s equity would be divided and wind farm project La Castellana II was part of its equity, while 79.8-MW wind farm Project Achiras II was divided from it into two parts: (i) a part consisting on 57-MW wind farm Manque; therefore, a new company named CP MANQUE S.A.U. (“CPM”) was incorporated for this wind farm, and (ii) another part consisting on 22.8-MW wind farm called Los Olivos; therefore, a new company named CP LOS OLIVOS S.A.U. (“CPLO”) was incorporated for this wind farm (hereinafter, the “spinning-off companies”.) As resolved at the Shareholders’ Meeting, the spin off was effective in legal and tax terms as at February 1, 2019, on which date, the spinning-off companies were incorporated with the equity that was divided from CPRES. As from such date, the spinning-off companies commenced their independent activities and all operating, accounting, and tax effects were triggered.

The Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations. The agreement comprises power supply to all Quilmes plants reaching about 230 GWh per year.

The Group entered into a supply agreement with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm La Genoveva II. The agreement is on the supply of approximately 14% of its plants’ consumption reaching 87.6 GWh/year. In addition, another supply agreement was executed with PBB Polisur S.R.L. (Dow Chemical) for the same wind farm, with a term of 6 years and an estimated volume of 80 GWh/year.

11.2.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

11.3.
Sale of the La Plata plant

On December 20, 2017, YPF EE, an YPF S.A. subsidiary, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, during the six-month period ended June 30, 2018 the Company booked an income, before income tax, from discontinued operations for 574,812, due to the sale of the mentioned plant.

11.4.
Thermal Station Brigadier López acquisition

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), which has been awarded to the Company, on June 14, 2019 the transfer agreement of the production unit that is part of Brigadier López Thermal Station and of the premises on which the Station is located, was signed, including: a) production unit for the Station, which includes personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (including turbogas and turbosteam supplying contracts with CAMMESA and the financial trust agreement signed by IEASA as trustor, among others); c) permits and authorizations in effect related to the Station operation; and d) the labor relationship with the transferred employees.

The Station currently has a Siemens gas turbine of 280 MW. It is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total. The works for the closing of the combined cycle are pending.

Regarding the trust agreement, CPSA adopted the trustor capacity. The financial debt balance as at June 14, 2019 was USD 154,662,725. Under the terms of the trust agreement, the financial debt accrues an interest rate equal to LIBOR plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortized. As at June 30, 2019 there are 38 installments to amortize and the financial debt balance amounts to 6,388,933.

The amount paid on June 14, 2019 amounted to USD 165,432,500, formed by a cash amount of USD 155,332,500, plus an amount of USD 10,100,000 settled through the assignment of LVFVD to IEASA.

12.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Moreover, until the fiscal year ended December 31, 2017, a 35% corporate rate was maintained on the income tax, which corporate rate was reduced to 30% during the two fiscal years counted as from the one commencing January 1, 2018, and to 25% for the fiscal years commencing January 1, 2020. The corporate tax reduction is supplemented with the application of a tax on profit distribution on local individuals and foreign beneficiaries, which the Company has to withhold and pay to tax authorities as sole and final payment when dividends are paid. That additional tax shall be of 7% or 13%, depending on whether distributed dividends correspond to income for a fiscal year in which the Company was reached by a 30% or 25% rate, respectively. To these purposes, without evidence to the contrary, it is considered that dividends made available correspond, in the first place, to accumulated profit of higher seniority.

13.
Capital stock

At June 30, 2019, the Capital Stock is 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A

14.
Discontinued operations

As mentioned in note 11.3, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, as of June 30, 2018 the La Plata plant results were classified as a discontinued operation. The results of La Plata plant for the six-month period ended June 30, 2018 are presented below:

	6 months	3 months
	01-01-2018 to 06-30-2018	04-01-2018 to 06-30-2018
	ARS 000	ARS 000

Revenues	20,994	-
Cost of sales	(29,222)	-
Gross income	(8,228)	-

Other operating income	574,812	-
Operating income	566,584	-

Loss on net monetary position	(164,099)	-
Income before tax from discontinued operations	402,485	-

Income tax	(64,430)	-
Income for the period from discontinued operations	338,055	-

The net cash flows of La Plata plant operation are, as follows:

06-30-2018
ARS 000

Operating activities	(8,229)

Earnings per share:

06-30-2018

Basic and diluted income per share from discontinued operations	ARS 0.22

15.
Tax integral inflation adjustment

Pursuant to Law no. 27468, to determine the amount of taxable net profits for fiscal years commencing January 1, 2018, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable

(a)
if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, or (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. As at June 30, 2019, such percentage has not been reached. Consequently, the Company has measured the income tax charge without considering the application of tax integral inflation adjustment.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	06-30-2019
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	3,355,702	147,319(4)	580	-	3,503,601
Electric power facilities	27,767,294	13,982,558(4)	42,768	-	41,792,620
Wind turbines	4,308,457	-	1,398	-	4,309,855
Gas turbines (1)	6,502,065	-	(2,607,855)	-	3,894,210
Construction progress (2)	6,268,199	5,027,957	2,556,484(3)	-	13,852,640
Other	1,896,841	9,215	-	(641)	1,905,415
Total 06-30-2019	50,098,558	19,167,049	(6,625)	(641)	69,258,341

	06-30-2019					12-31-2018
	Depreciation
	At the beginning	Charges	Disposals	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	600,752	37,628	-	638,380	2,865,221	2,754,950
Electric power facilities	20,125,987	472,571	-	20,598,558	21,194,062	7,641,307
Wind turbines	95,477	112,835	-	208,312	4,101,543	4,212,980
Gas turbines (1)	-	-	-	-	3,894,210	6,502,065
Construction progress	-	-	-	-	13,852,640	6,268,199
Other	1,652,565	23,739	(641)	1,675,663	229,752	244,276
Total 06-30-2019	22,474,781	646,773	(641)	23,120,913	46,137,428
						27,623,777

(1)
As of June 30, 2019, the Company has gas turbines which can be used for projects in future bidding processes that may be called by the Argentine government.
(2)
The Group has capitalized borrowing costs for a total amount of 23,981 during the six-month period ended June 30, 2019.
(3)
Includes 6,625 transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies.
(4)
Includes 137,049 belonging to real estate and 13,435,315 belonging to electric power facilities that were added to the Company’s equity through the business combination described in Note 2.4.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	06-30-2019				12-31-2018
Item	At beginning	Increases	Decreases	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
ASSETS

Non-current

Inventories	112,705	-	(20,629)(1)	92,076	112,705

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	4,533	1,053	(830)(1)	4,756	4,533
Total 06-30-2019	117,238	1,053	(21,459)	96,832
Total 12-31-2018	101,082	49,083	(32,927)(1)		117,238

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	657,923	56,161	(121,101)(1)	592,983	657,923
Total 06-30-2019	657,923	56,161	(121,101)	592,983
Total 12-31-2018	747,251	130,719	(220,047)(1)		657,923

(1) Income (loss) for exposure to change in purchasing power of currency for the period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE SIX-MONTH PERIODS ENDED AS OF JUNE 30, 2019 AND 2018

	6 months		3 months
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories at beginning of each period	361,807	325,384	415,882	339,298

Purchases and operating expenses for each period:

- Purchases	4,358,936	837,588	1,833,895	447,430
- Operating expenses (Exhibit H)	2,992,164	2,496,002	1,455,985	1,354,617
	7,351,100	3,333,590	3,289,880	1,802,047

Inventories at the end of each period	(427,727)	(342,014)	(427,727)	(342,014)
Total sales costs	7,285,180	3,316,960	3,278,035	1,799,331

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	06-30-2019			12-31-2018
Account	Currency and amount(in thousands)	Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)	Bookvalue
			ARS 000		ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD423,884	42,45(2)	17,993,880	USD421,112	19,488,683
			17,993,880		19,488,683
CURRENT ASSETS

Cash and cash equivalents	USD16,907	42,26	714,498	USD4,720	216,656
	EUR1	47,99	48	EUR1	54
Other financial assets	USD22,404	42,26	946,776	USD-	-
Trade and other receivables	USD91,255	42,45(2)	3,873,792	USD138,051	6,388,823
	USD12,970	42,26	548,109	USD3,381	155,194
			6,083,223		6,760,727
			24,077,103		26,249,410

NON-CURRENT LIABILITIES

Other loans and borrowings	USD523,564	42,46	22,230,527	USD140,581	6,487,331
			22,230,527		6,487,331

CURRENT LIABILITIES

Other loans and borrowings	USD29,667	42,46	1,259,665	USD12,124	559,481
Trade and other payables	USD15,544	42,46	660,002	USD14,686	677,708
	EUR692	48,32	33,439	EUR465	24,568
			1,953,106		1,261,757
			24,183,633		7,749,088

USD: US dollar.
EUR: Euro

(1)
At the exchange rate prevailing as of June 30, 2019 as per the Argentine National Bank.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of June 30, 2019 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H
1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

	6 months
	01-01-2019 to 06-30-2019			01-01-2018 to 06-30-2018
Accounts	Operatingexpenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	984,104	302,624	1,286,728	837,912	306,819	1,144,731
Other long-term employee benefits	18,112	3,070	21,182	22,593	3,279	25,872
Depreciation of property, plant and equipment	646,773	-	646,773	554,774	192	554,966
Amortization of intangible assets	221,604	-	221,604	201,710	-	201,710
Purchase of energy and power	40,526	15,694	56,220	18,698	-	18,698
Fees and compensation for services	223,673	200,656	424,329	257,791	227,592	485,383
Maintenance expenses	453,322	70,273	523,595	276,989	22,220	299,209
Consumption of materials and spare parts	127,319	-	127,319	75,996	-	75,996
Insurance	118,728	2,790	121,518	118,160	986	119,146
Levies and royalties	126,835	-	126,835	120,401	-	120,401
Taxes and assessments	11,274	68,777	80,051	8,599	30,446	39,045
Tax on bank account transactions	2,031	231,977	234,008	-	156,292	156,292
Others	17,863	22,625	40,488	2,379	11,831	14,210
Total	2,992,164	918,486	3,910,650	2,496,002	759,657	3,255,659

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE THREE-MONTH PERIODS ENDED AS OF JUNE 30, 2019 AND 2018

	3 months
	04-01-2019 to 06-30-2019			04-01-2018 to 06-30-2018
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	498,687	97,248	595,935	429,383	146,043	575,426
Other long-term employee benefits	8,576	1,446	10,022	11,197	1,295	12,492
Depreciation of property, plant and equipment	235,982	-	235,982	295,742	109	295,851
Amortization of intangible assets	105,815	-	105,815	100,854	-	100,854
Purchase of energy and power	17,754	14,043	31,797	4,760	-	4,760
Fees and compensation for services	120,297	80,689	200,986	173,049	107,543	280,592
Maintenance expenses	268,392	7,827	276,219	161,984	18,140	180,124
Consumption of materials and spare parts	74,363	-	74,363	49,156	-	49,156
Insurance	56,473	2,066	58,539	57,838	745	58,583
Levies and royalties	52,595	-	52,595	62,677	-	62,677
Taxes and assessments	4,647	57,692	62,339	6,518	17,929	24,447
Tax on bank account transactions	1,038	152,428	153,466	-	110,167	110,167
Others	11,366	7,282	18,648	1,459	7,358	8,817
Total	1,455,985	420,721	1,876,706	1,354,617	409,329	1,763,946

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME
for the six-month period ended June 30, 2019

	6 months		3 months
	Unaudited		Unaudited
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

CONTINUING OPERATIONS

Revenues	11,492,049	6,356,673	5,264,102	3,223,552
Cost of sales	(6,902,031)	(3,247,475)	(3,073,690)	(1,729,846)
Gross income	4,590,018	3,109,198	2,190,412	1,493,706

Administrative and selling expenses	(816,398)	(707,010)	(365,818)	(383,008)
Other operating income	3,908,013	8,211,248	698,077	7,433,303
Other operating expenses	(56,161)	(122,499)	(30,325)	(92,282)
CVO receivables update	-	13,485,342	-	-
Operating income	7,625,472	23,976,279	2,492,346	8,451,719

Loss on net monetary position	(4,019,873)	(1,642,193)	(1,827,535)	(1,234,889)
Finance income	1,015,920	1,382,598	576,851	1,155,573
Finance expenses	(919,026)	(543,072)	(559,314)	(260,772)
Share of the profit of associates and subsidiaries	809,615	(188,799)	873,172	(195,884)
Income before income tax from continuing operations	4,512,108	22,984,813	1,555,520	7,915,747

Income tax for the period	(1,973,756)	(6,246,873)	(397,012)	(2,848,856)
Net income for the period from continuing operations	2,538,352	16,737,940	1,158,508	5,066,891

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	-	338,055	-	-
Net income for the period	2,538,352	17,075,995	1,158,508	5,066,891

- Basic and diluted earnings per share (ARS)	1.69	11.34	0.77	3.37

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended June 30, 2019

	6 months		3 months
	Unaudited		Unaudited
	01-01-2019 to 06-30-2019	01-01-2018 to 06-30-2018	04-01-2019 to 06-30-2019	04-01-2018 to 06-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period	2,538,352	17,075,995	1,158,508	5,066,891

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods
Loss on financial assets at fair value through other comprehensive income	-	(391,691)	-	(347,762)
Income tax related to loss on financial assets at fair value through other comprehensive income	-	137,091	-	121,717
Other comprehensive income (loss) to be reclassified to income in subsequent periods	-	(254,600)	-	(226,045)
Other comprehensive income for the period	-	(254,600)	-	(226,045)
Total comprehensive income for the period	2,538,352	16,821,395	1,158,508	4,840,846

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION
as at June 30, 2019

		06-30-2019	12-31-2018
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		35,495,755	18,144,378
Intangible assets		1,829,014	2,030,724
Investment in associates		2,699,175	2,445,898
Investment in subsidiaries	Exhibit C	4,028,846	2,910,393
Trade and other receivables		18,543,174	20,406,830
Other non-financial assets		4,368	5,347
Inventories		93,442	91,420
		62,693,774	46,034,990
Current assets
Inventories		333,794	270,268
Other non-financial assets		260,736	316,471
Trade and other receivables		10,685,931	13,293,038
Other financial assets		1,730,580	2,342,625
Cash and cash equivalents		440,902	194,202
		13,451,943	16,416,604
Total assets		76,145,717	62,451,594

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		14,344,934	14,344,934
Legal reserve		1,892,764	469,291
Voluntary reserve		21,982,212	5,393,490
Retained earnings		2,538,352	18,012,195
Total equity		42,272,284	39,733,932

Non-current liabilities
Other non-financial liabilities		3,328,954	2,397,765
Borrowings from CAMMESA		1,175,585	1,229,315
Other loans and borrowings		13,176,802	-
Compensation and employee benefits liabilities		152,894	181,734
Deferred income tax liabilities		5,689,413	6,172,020
		23,523,648	9,980,834
Current liabilities
Trade and other payables		2,870,544	2,041,787
Borrowings from CAMMESA		1,919,431	2,029,550
Other non-financial liabilities		1,174,867	2,219,087
Other loans and borrowings		2,692,998	5,245
Compensation and employee benefits liabilities		354,589	435,349
Income tax payable		744,373	5,347,886
Provisions		592,983	657,924
		10,349,785	12,736,828
Total liabilities		33,873,433	22,717,662
Total equity and liabilities		76,145,717	62,451,594

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS
for the six-month period ended June 30, 2019

	06-30-2019	06-30-2018
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax from continuing operations	4,512,108	22,984,813
Income for the period before income tax from discontinued operations	-	402,485
Income for the period before income tax	4,512,108	23,387,298

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	487,429	554,774
Disposal of property, plant and equipment	-	66,487
Amortization of intangible assets	201,709	201,710
CVO receivables update	-	(13,485,342)
Interest earned from customers	(1,788,213)	(506,692)
Finance income	(1,015,920)	(1,382,597)
Finance expenses	919,026	543,071
Share of the profit of associates and subsidiaries	(809,615)	188,799
Movements in provisions and long-term employee benefit plan expense	77,319	78,479
Foreign exchange difference for trade receivables	(2,115,077)	(7,480,597)
Income from the sale of La Plata plant	-	(573,466)
Loss on net monetary position	(1,293,501)	(1,265,710)

Working capital adjustments:
Decrease in trade and other receivables	6,836,732	1,822,189
(Increase) Decrease in other non-financial assets and inventories	(8,834)	62,999
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	62,815	1,189,568
	6,065,978	3,400,970

Interest received	1,699,002	27,102
Income tax paid	(6,081,077)	(2,580,451)
Net cash flows provided by operating activities	1,683,903	847,621

Investing activities
Purchase of property, plant and equipment	(4,266,442)	(533,766)
Acquisition of Thermal Station Brigadier López	(6,736,771)	-
Loans granted to subsidiaries	(180,838)	-
Cash flows generated from the sale of the La Plata plant	-	766,137
Dividends received	116,985	1,080,625
Sale of available-for-sale financial assets, net	692,995	1,539,467
Capital contributions to subsidiaries	(680,576)	(63,762)
Net cash flows (used in) provided by investing activities	(11,054,647)	2,788,701

Financing activities
Long-term loans received	9,797,833	-
Bank and investment accounts overdrafts received (paid), net	571,644	(422)
Interest and other financial costs paid	(740,988)	(10,945)
Dividends paid	-	(1,747,902)
Net cash flows provided by (used in) financing activities	9,628,489	(1,759,269)

Increase in cash and cash equivalents	257,745	1,877,053
Exchange difference and other financial results	(57,858)	973,594
Monetary results effect on cash and cash equivalents	46,813	318,656
Cash and cash equivalents as of January 1	194,202	38,574
Cash and cash equivalents as of June 30	440,902	3,207,877

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

1.
Basis of presentation of the separate financial statements

1.1.
Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.
Basis for presentation

These separate condensed financial statements for the six-month period ended June 30, 2019 were prepared by applying the financial information framework established by CNV as mentioned in note 1.1.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the six-month period ended June 30, 2019.

These separate interim condensed financial statements are presented in Argentine pesos, and all values have rounded to the nearest thousand (ARS 000), unless otherwise stated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	06-30-2019								12-31-2018
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	41,649	20,056	41,649	45,300
CP Renovables S.A.	1 vote	1	1,655,513,338	1,655,513	Unlisted	1,824,628	327,619	1,824,628	1,136,983
Central Aime Paine S.A.	1 vote	1	97,000	97	Unlisted	97	-	97	155
Proener S.A.U.	1 vote	1	282,557	1	Unlisted	42,003	1,482	42,002	43,489
Vientos La Genoveva S.A.U.	1 vote	1	3,740,500	153,683	Unlisted	1,304,859	(5,636)	1,304,859	1,008,976
Vientos La Genoveva II S.A.U.	1 vote	1	471,293	110,252	Unlisted	815,611	121,089	815,611	675,490
							464,610	4,028,846	2,910,393

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Equity interest %

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	06/30/2019	500	42,197	74,121	56.19%
CP Renovables S.A.	06/30/2019	2,365,019	472,380	2,747,075	70.00%
Central Aime Paine S.A.	06/30/2019	100	-	97	97.00%
Proener S.A.U.	06/30/2019	2,947	7,229	43,228	100.00%
Vientos La Genoveva S.A.U.	06/30/2019	917,474	(5,636)	1,089,507	100.00%
Vientos La Genoveva II S.A.U.	06/30/2019	498,294	121,089	655,548	100.00%

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.:

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of June 30, 2019, the statements of income and comprehensive income for the three and six-month periods then ended, the statements of changes in equity and cash flows for the six-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires,	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
August 12, 2019	C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 248 – F° 60

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED SEPARATE FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.:

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed separate financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of June 30, 2019, the statements of income and comprehensive income for the three and six-month periods then ended and cash flows for the six-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires,	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
August 12, 2019	C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 248 – F° 60